1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 22, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Special Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. April 22, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today held a special meeting of the Board of Directors, which passed the following resolutions:

1. To attract and retain corporate executives and to link their compensation with shareholders’ interests and ESG achievements, the board approved the issuance of no more than 2,600,000 common shares of employee restricted stock awards (RSAs) for the year 2021, which will be submitted to the 2021 Annual Shareholders’ Meeting for approval.

2. Approved capital appropriation of US$2,887.0 million (approximately NT$79,392.5 million) for the purpose of installing mature technology capacity.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the three months ended March 31, 2021 reported in TSMC Board of Directors meeting. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Unaudited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the three months ended March 31, 2021)
Net sales	362,410,230
Gross profit	189,839,430
Income from operations	150,538,190
Income before tax	155,064,389
Net income	139,738,749
Net income attributable to shareholders of the parent	139,690,493
Basic EPS (NT$)	5.39

Balance Sheets Items (as of March 31, 2021)
Total assets	2,919,131,461
Total liabilities	978,134,499
Equity attributable to shareholders of the parent	1,938,936,396